FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 23, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

FINANCIAL RESULTS FOR THE

THIRD QUARTER ENDED SEPTEMBER 30, 2005

Moscow, Russian Federation – November 23, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, today announces its financial and operating results for the third quarter of 2005(1) featuring strong financial performance and robust subscriber growth.

Financial Highlights:

Strong financial performance

•                  Revenues up 27% year-on-year to $1,385 million

•                  OIBDA(2) up 16% year-on-year to $738 million (OIBDA margin of 53%)

•                  Net income up 3% year-on-year to $347 million

•                  Free cash flow(3) positive with $130 million for the first nine months of 2005

Operating Highlights:

Robust subscriber growth

•                  Subscriber base increased by 6.29 million in Q3 2005; 19.02 million subscriber base growth year-to-date

•                  53.24 million consolidated subscribers as of November 22, 2005

•                  Greenfield operations launched in four regions of Russia

Financial Summary (Unaudited)

US$ million	Q3 2005	Q3 2004	Change Y-on-Y		Q2 2005	Change Q-on-Q
Revenues	1,384.7	1,086.4	27.5%		1,236.6	12.0%
Net operating income	496.0	467.6	6.1%		434.7	14.1%
OIBDA	737.6	634.8	16.2%		651.6	13.2%
OIBDA margin	53.3%	58.4%	-5.1	pp	52.7%	+0.6	pp
Net income	347.4	338.3	2.7%		303.9	14.3%

(1)  Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2)  See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3)  See Attachment B for reconciliation of free cash flow to net cash provided by operating activity.

Vassily Sidorov, MTS’ President and CEO, said: “We are reporting a very good set of numbers today, featuring significant expansion in our subscriber base and strong growth in revenues and earnings. A strong top-line dynamic allowed us to achieve a high operating margin and increase our free cash flow, despite the negative impact on costs from the relatively high inflation in the countries of our operations.

“Our new image campaign in Russia, the launch of a new set of tariffs and the broader application of churn prediction-based CRM campaigns are all part of our plan to increase customer loyalty. Our customer retention-oriented campaigns resulted in a notable reduction in churn in Russia in the third quarter.

“As planned, we introduced i-mode in Moscow and St. Petersburg in September. This value-added service will be expanded to encompass further key regions in Russia and Ukraine in the near future. We are making progress in our discussions with RIM and the Russian regulators regarding our launch of the localized version of BlackBerry for our corporate and business customers; segments in which we are traditionally strong and dominant. We have also continued to invest into improving the level of service provided by our call centers and customer care offices.

“In Ukraine, our operations continue to grow. We are well prepared for a potential increase in competition on this market with a great team, a strong brand, and a leading position in network development. We have further expanded our presence in Russia through the launch of greenfield operations; recently we started to provide services in four more regions with a total population of over 2 million, which brings our total number of operational regions to 83.

“MTS continues to steadily expand and develop. We are in a unique position to capture substantial untapped demand for telecommunications services in countries with high market growth potential. Our management team is committed to further increasing shareholder value by focusing on revenue growth and achieving best-in-class operational efficiency.”

Operating Overview

Market Growth

MTS’ principal markets – Russia and Ukraine – continue to produce significant growth in SIM card penetration, which can be partly attributed to the increase in multi-SIM card usage. In the third quarter of 2005, SIM card penetration(4) increased from 67% to 77% in Russia, and from 41% to 49% in Ukraine. In Belarus, SIM card penetration was up from 32% to 36% for the same period. MTS’ new markets continue to represent attractive growth prospects; mobile penetration in Uzbekistan and Turkmenistan is at approximately 3% and 1%, respectively.

Subscriber Development

MTS’ subscriber base grew by 6.29 million during the third quarter of 2005. The Company maintained a good level of positive subscriber dynamics in all of its markets, with a net increase in its subscriber base of 4.78 million in Russia, 1.42 million in Ukraine, and around 89 thousand in Uzbekistan. Net additions by MTS’ joint venture in Belarus(5) were 240 thousand for the same period.

As part of its continuous effort to improve customer loyalty and increase customer retention, MTS launched a number of Customer Relations Management (CRM) campaigns in Russia during the third quarter of 2005. They were aimed at stimulating voice and VAS usage, as well as increasing customer loyalty by providing bonus minutes on an account recharge basis. As a result of these campaigns, as well as an overall improvement in subscriber loyalty, the Company’s quarterly churn rate in Russia declined to 2.9%.

(4)  The source for all market information in this press release is AC&M-Consulting unless otherwise mentioned.

(5)  MTS owns a 49% stake in Belarus operator, Mobile TeleSystems LLC, which is not consolidated.

In Ukraine, churn increased compared to the prior quarter to 6.2%.

Since the end of the third quarter to November 22, 2005, MTS’ subscriber net additions totaled 2.88 million, bringing MTS’ consolidated subscriber base to 53.24 million.

Market Share

In Russia, MTS accounted for around 34% of new subscriber additions during the third quarter and maintained its leading position with a market share of approximately 35%. In Ukraine, the Company accounted for around 35% of new subscriber additions and showed a decline in market share to 47% at the end of the period. MTS’ market share in Uzbekistan, estimated by the Company, was at 61%(6). In Belarus, the market share of MTS Belarus remained at 51%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans (Jeans in Russia, and Jeans and SIM-SIM in Ukraine) accounted for 92% of gross additions in Russia, and 95% in Ukraine. By the end of the third quarter of 2005, 87% of MTS’ customers in Russia were signed up to pre-paid tariff plans; 89% in Ukraine.

Key Operating Summary

	Q3 2005	Q2 2005	Q1 2005	Q4 2004		Q3 2004
Total consolidated subscribers, end of period (mln)	50.36	44.07	38.69	34.22		26.63
Russia	38.87	34.09	30.25	26.54		20.84
Ukraine	10.94	9.52	8.08	7.37		5.53
Uzbekistan	0.49	0.40	0.35	0.31		0.26
Turkmenistan	0.06	0.06	—	—		—
MTS Belarus	1.85	1.61	1.40	1.21		0.97
Russia
ARPU (US$)(7)	8.9	9.3	9.1	11.2		14.0
MOU (minutes)	130	134	138	164		168
Churn rate (%)	2.9	6.8	6.7	6.3		6.7
SAC per gross additional subscriber (US$)	18.6	18.4	18.2	19.4		21.3
Ukraine
ARPU (US$)	10.8	10.8	10.0	12.4		15.4
MOU (minutes)	132	118	130	127		136
Churn rate (%)	6.2	5.7	5.1	1.7	(8)	5.9
SAC per gross additional subscriber (US$)	15.7	14.2	22.1	15.4		20.7

(6)  No independent information source is available.

(7)  See Attachment C for definitions of ARPU, MOU, Churn and SAC.

(8)  The significant decrease in the quarterly churn rate to 1.7% can be largely attributed to the adoption in Ukraine of the churn policy used by MTS in Russia, whereby pre-paid customers are defined as churning after six months of inactivity, rather than the previous three month criteria. Under the previous churn calculation, quarterly churn rate in Q4 2004 was at 7.2%.

Russia

•                                Revenues up 20% year-on-year to $1,015 million(9)

•                                OIBDA up 10% year-on-year to $543 million (OIBDA margin of 53%)

•                                Net income decreased 7.5% year-on-year to $240 million

MTS’ average monthly minutes of usage per subscriber (MOU) in Russia decreased in the third quarter of 2005 from 134 minutes to 130 minutes, driven by a dilution of the subscriber mix by low usage customers. At the same time, MOU of premium(10) subscribers increased from 282 minutes in the second quarter of 2005 to 309 minutes in the third quarter.

The average monthly service revenue per subscriber (ARPU) in Russia decreased sequentially to $8.9 in line with the decline in the per subscriber usage.

Subscriber acquisition cost per gross additional subscriber (SAC) in Russia increased insignificantly in Russia to $18.6 as commission to dealers declined, but the Company continued to invest into advertising its renewed image.

Ukraine

•                                Revenues up 39% year-on-year to $336 million(11)

•                                OIBDA up 23% year-on-year to $168 million (OIBDA margin of 50%)

•                                Net income up 19% year-on-year to $94 million

Unlike Russia, MOU increased sequentially in Ukraine from 118 minutes to 132 minutes as a result of positive seasonal factors, including more working days during the quarter, and summer period offers to pre-paid customers (free calls within the network to four pre-selected numbers).

Third quarter 2005 ARPU in Ukraine remained unchanged at $10.8, as the bulk of usage growth was due to an increase in unbillable traffic as well as customer migration to cheaper tariff plans. At the same time, the Company saw a notable growth in post-paid ARPU from $35.1 in the second quarter to $36.9 in the third quarter of 2005, in line with seasonal expectations.

SAC in the third quarter of 2005 grew from $14.2 to $15.7 due to a larger share of post-paid contract subscribers in the new additions as well as higher advertising costs as the Company reacted to increased competition on the market.

Uzbekistan

MTS’ operations in Uzbekistan contributed $23.0 million to the Company’s consolidated revenues, $14.6 million to its consolidated OIBDA (OIBDA margin of 63%), and $7.5 million to its consolidated net income. Third quarter ARPU was at $18.3, up from $17.6 in the previous quarter.

(9)  Excluding intercompany eliminations of $0.7 million.

(10)  Subscribers signed to MTS’ family of tariff plans.

(11)  Excluding intercompany eliminations of $4.3 million.

Turkmenistan

MTS’ operations in Turkmenistan contributed $15.8 million to the Company’s consolidated revenues, $12.1 million to its consolidated OIBDA (OIBDA margin of 77%), and $5.1 million to its consolidated net income. Third quarter ARPU was at $89.0.

Financial Position

The Company’s cash expenditure on property, plant and equipment – capital expenditures – in the third quarter of 2005 amounted to $500 million ($406 million in Russia; $79 million in Ukraine; $15 million in Uzbekistan). In addition, its cash expenditure on intangible assets during the quarter amounted to $107 million ($74 million in Russia; $24 million in Ukraine; $9 million in Uzbekistan). For the first nine months of 2005, MTS’ total capital expenditures and cash expenditure on intangible assets amounted to $1.4 billion (approximately $85 per net subscriber addition).

MTS’ cash, cash equivalents and short-term investments decreased from $728 million to $557 million at the end of the third quarter of 2005, mostly due to the Company’s dividend payments for 2004 during the quarter. As of September 30, 2005, MTS’ total debt(12) was at $2.3 billion. Net debt amounted to $1.8 billion at the end of the quarter and the net debt to LTM OIBDA(13) ratio remained at 0.7 times as at the end of the previous quarter.

***

For further information contact:

Mobile TeleSystems, Moscow

Investor and Public Relations	tel: +7 095 223-20-25
Andrey Braginski	e-mail: ir@mts.ru

***

(12)  Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(13)  LTM OIBDA represents the last twelve months of rolling OIBDA; see Attachment B for reconciliation of the most directly comparable US GAAP financial measure.

***

Mobile TeleSystems (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 53.24 million subscribers. The regions of Russia, as well as Belarus, Ukraine, Uzbekistan, and Turkmenistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

Attachments to the Third Quarter 2005 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; it is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q3 2005	Q2 2005	Q3 2004
Net operating income	496.0	434.7	467.7
Add: depreciation and amortization	241.6	216.9	167.1
OIBDA	737.6	651.6	634.8

OIBDA margin can be reconciled to our operating margin as follows:

	Q3 2005	Q2 2005	Q3 2004
Net operating margin	35.8%	35.2%	43.0%
Add: depreciation and amortization as a percentage of revenue	17.5%	17.5%	15.4%
OIBDA margin	53.3%	52.7%	58.4%

***

Attachment B

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of Sept. 30, 2005	As of December 31, 2004
Current portion of debt and of capital lease obligations	403.5	379.4
Long-term debt	1,905.1	1,553.8
Capital lease obligations	2.6	3.9
Total debt	2,311.2	1,937.1
Less:
Cash and cash equivalents	(470.4)	(274.2)
Short-term investments	(87.0)	(73.4)
Net debt	1,753.8	1,589.5

Free cash flow can be reconciled to our consolidated net cash provided by operating activities as follows:

US$ million	For nine months ended Sept. 30, 2005	For nine months ended Sept. 30, 2004
Net cash provided by operating activities	1,538.0	1,281.2
Less
Purchase of property, plant and equipment	(1,146.4)	(697.3)
Purchase of intangible assets	(226.7)	(82.9)
TAIF Telcom call option exercise	—	(63.0)
Investments in and advances to associates	2.8	(2.2)
Acquisition of subsidiaries, net of cash acquired	(37.9)	(172.2)
Free cash flow	129.8	263.6

Last twelve months (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Three months ended December 31, 2004	Nine months ended Sept. 30, 2005	Twelve months ended Sept. 30, 2005
	A	B	C=A+B
Net operating income	272.9	1,269.4	1,542.3
Add: depreciation and amortization	225.0	656.6	881.6
OIBDA	497.9	1,926.0	2,423.9

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days, or one hundred and eighty three days in the case of our Jeans brand tariff, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004

Net operating revenue
Service revenue and connection fees	1 370 554	1 060 177	3 632 086	2 741 553
Sales of handsets and accessories	14 174	26 185	46 238	65 785
	1 384 728	1 086 362	3 678 324	2 807 338
Operating expenses
Cost of services	216 511	129 794	534 750	335 480
Cost of handsets and accessories	52 199	62 432	171 081	149 272
Sales and marketing expenses	147 006	107 537	415 803	298 401
General and administrative expenses	194 888	138 071	552 421	389 164
Depreciation and amortization	241 576	167 120	656 641	450 742
Provision for doubtful accounts	10 663	5 722	36 318	17 429
Other operating expenses	25 911	8 052	41 945	20 667

Net operating income	495 974	467 634	1 269 365	1 146 183

Currency exchange and translation losses (gains)	(5 526)	349	(5 080)	(2 647)

Other expense (income):
Interest income	(7 176)	(7 725)	(22 101)	(18 577)
Interest expenses	30 054	25 119	94 089	78 828
Other expense (income)	(5 730)	(5 553)	(20 979)	(22 006)
Total other expense (income), net	17 148	11 841	51 009	38 245

Income before provision for income taxes and minority interest	484 352	455 445	1 223 436	1 110 585

Provision for income taxes	129 294	106 902	319 444	269 590

Minority interest	7 642	10 259	20 233	27 372

Net income	347 416	338 283	883 759	813 623
Weighted average number of shares outstanding, in thousands	1 987 084	1 983 400	1 986 447	1 983 400
Earnings per share - basic and diluted	0.175	0.171	0.445	0.410

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Amounts in thousands of U.S. dollars, except share amounts)

	As of September 30, 2005	As of December 31, 2004
CURRENT ASSETS:
Cash and cash equivalents	$470 418	$274 150
Short-term investments	87 005	73 360
Trade receivables, net	177 372	162 525
Accounts receivable, related parties	28 743	17 768
Inventory, net	110 576	89 518
VAT receivable	330 792	272 578
Prepaid expenses and other current assets	334 727	151 056
Total current assets	1 539 633	1 040 955

PROPERTY, PLANT AND EQUIPMENT	4 081 703	3 234 318

INTANGIBLE ASSETS	1 246 245	1 208 133

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	106 881	81 235

OTHER ASSETS	16 523	16 546

Total assets	6 990 985	5 581 187

CURRENT LIABILITIES
Accounts payable	269 026	242 495
Accrued expenses and other current liabilities	1 006 896	591 058
Accounts payable, related parties	87 944	17 009
Current portion of long-term debt, capital lease obligations	403 484	379 406
Total current liabilities	1 767 350	1 229 968

LONG-TERM LIABILITIES
Long-term debt	1 905 165	1 553 795
Capital lease obligations	2 623	3 947
Deferred income taxes	132 048	160 390
Deferred revenue and other	59 286	47 665
Total long-term liabilities	2 099 122	1 765 797

Total liabilities	3 866 472	2 995 765

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	74 976	62 099

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of September 30, 2005 and December 31, 2004, 712,764,485 of which are in the form of ADS as of September 30, 2005 and 432,414,940 - as of December 31, 2004)

	50 558	50 558
Treasury stock (5,400,486 common shares at cost as of September 30, 2005 and 7,202,108 as of December 31, 2004)	(5 534)	(7 396)
Additional paid-in capital	568 132	564 160
Unearned compensation	(1 689)	(1 780)
Shareholder receivable	(10 369)	(18 237)
Accumulated other comprehensive income	52 344	22 444
Retained earnings	2 396 095	1 913 574
Total shareholders’ equity	3 049 537	2 523 323

Total liabilities and shareholders’ equity	6 990 985	5 581 187

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(Amounts in thousands of U.S. dollars)

	Nine months ended September 30, 2005	Nine months ended September 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$883 759	$813 623

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	20 233	27 372
Depreciation and amortization	656 641	450 742
Amortization of deferred connection fees	(39 604)	(36 509)
Equity in net income of associates	(29 667)	(17 631)
Provision for obsolete inventory	4 275	2 611
Provision for doubtful accounts	36 318	17 429
Deferred taxes	(67 669)	(44 517)
Non-cash expenses associated with stock bonus and stock options	91	533

Changes in operating assets and liabilities:
Increase in accounts receivable	(61 375)	(80 556)
Increase in inventory	(24 030)	(2 396)
Increase in prepaid expenses and other current assets	(146 888)	(19 323)
Increase in VAT receivable	(58 008)	13 746
Increase in trade accounts payable, accrued liabilities and other current liabilities	363 884	156 097
Net cash provided by operating activities	1 537 960	1 281 221

CASH FLOWS FROM INVESTING ACTIVITIES:
TAIF Telcom call option exercise	—	(63 034)
Acquisition of subsidiaries, net of cash acquired	(37 932)	(172 202)
Purchase of property, plant and equipment	(1 146 419)	(697 318)
Purchase of intangible assets	(226 691)	(82 894)
Purchase of short-term investments	(20 137)	(42 392)
Proceeds from sale of short-term investments	6 539	236 806
Investments in and advances to associates	2 769	(2 237)
Net cash used in investing activities	(1 421 871)	(823 271)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	5 135	4 049
Proceeds from notes issue	399 022	—
Repayment of notes	—	(300 000)
Notes issuance/loans agreement costs	(6 784)	(10 215)
Capital lease obligation principal paid	(6 477)	(7 656)
Dividends paid	(295 818)	(166 893)
Proceeds from loans	245 801	412 600
Loan principal paid	(264 736)	(295 653)
Payments from shareholders	9 173	7 008
Net cash provided/(used) in financing activities	85 316	(356 760)

Effect of exchange rate changes on cash and cash equivalents	(5 137)	979

NET INCREASE IN CASH AND CASH EQUIVALENTS:	196 268	102 168

CASH AND CASH EQUIVALENTS, at beginning of period	274 150	90 376

CASH AND CASH EQUIVALENTS, at end of period	470 418	192 544

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: November 23, 2005